FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2006

Commission File No. 000-30972

BRADNER VENTURES LTD.

(Translation of registrant's name into English)

Suite 1925-200 Burrard Street, Vancouver, British Columbia, Canada V6C 3L6

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [ X] Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -______________

BRADNER VENTURES LTD.

1925 - 200 Burrard Street

Vancouver, British Columbia

V6C 3L6

Telephone: 604.682.0588

Facsimile: 604.638.3525

NOTICE OF ANNUAL GENERAL MEETING

TO THE SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that the annual general meeting (the “Meeting”) of Bradner Ventures Ltd. (the “Company”) will be held at the Company’s offices located at Suite 1925, 200 Burrard Street, Vancouver, British Columbia, on Friday, April 28, 2006, at the hour of 10:00 am (Vancouver time) for the following purposes:

1.	to receive the audited financial statements of the Company for the financial year ended November 30, 2005, and accompanying report of the auditor;
2.	to appoint Amisano Hanson, Chartered Accountants, as the auditor of the Company for the fiscal year ending November 30, 2006;
3.	to authorize the directors of the Company to fix the remuneration to be paid to the auditor for the fiscal year ending November 30, 2006;
4.	to set the number of directors of the Company for the ensuing year at three (3) persons;
5.	to elect the directors of the Company to serve until the next annual general meeting of the Shareholders; and
6.	to transact such further or other business as may properly come before the Meeting and any adjournment or postponement thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is supplemental to, and expressly made a part of, this Notice of Meeting.

The Company’s Board of Directors has fixed March 21, 2006 as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment or postponement thereof. Each registered shareholder at the close of business on that date is entitled to such notice and to vote at the Meeting in the circumstances set out in the accompanying Information Circular.

If you are a registered shareholder of the Company and unable to attend the Meeting in person, please complete, date and sign the accompanying form of proxy and deposit it with the Company’s transfer agent, Computershare, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 by 10:00 a.m. (Vancouver time) on Wednesday, April 26, 2006, or at least 48 hours (excluding Saturdays, Sundays and holidays recognized in the Province of British Columbia) before the time and date of the Meeting or any adjournment or postponement thereof.

If you are a non-registered shareholder of the Company and received this Notice of Meeting and accompanying materials through a broker, a financial institution, a participant, a trustee or administrator of a self-administered retirement savings plan, retirement income fund, education savings plan or other similar self-administered savings or investment plan registered under the Income Tax Act (Canada), or a nominee of any of the foregoing that holds your security on your behalf (the “Intermediary”), please complete and return the materials in accordance with the instructions provided to you by your Intermediary.

DATED at Vancouver, British Columbia, this 29th day of March, 2006.

By Order of the Board of

BRADNER VENTURES LTD.

/s/ “Richard Coglon”

Richard Coglon

President and Secretary

BRADNER VENTURES LTD.

1925 - 200 Burrard Street

Vancouver, British Columbia

V6C 3L6

Telephone: 604.682.0588

Facsimile: 604.638.3525

INFORMATION CIRCULAR

Dated March 29, 2006 (unless otherwise noted)

INTRODUCTION

This Information Circular accompanies the Notice of Annual General Meeting (the “Notice”) and is furnished to the shareholders (the “Shareholders”) holding common shares (the “Common Shares”) in the capital of Bradner Ventures Ltd. (the “Company”) in connection with the solicitation by the management of the Company of proxies to be voted at the annual general meeting (the “Meeting”) of the Shareholders to be held at 10:00 am on Friday, April 28, 2006 at Suite 1925 - 200 Burrard Street, Vancouver, British Columbia or at any adjournment or postponement thereof.

PROXIES AND VOTING RIGHTS

Management Solicitation

The solicitation of proxies by the Company will be conducted by mail and may be supplemented by telephone or other personal contact and such solicitation will be made without special compensation granted to the directors, regular officers and employees of the Company. The Company does not reimburse shareholders, nominees or agents for costs incurred in obtaining, from the principals of such persons, authorization to execute forms of proxy, except that the Company has requested brokers and nominees who hold stock in their respective names to furnish this proxy material to their customers, and the Company will reimburse such brokers and nominees for their related out of pocket expenses. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company.

No person has been authorized to give any information or to make any representation other than as contained in this Information Circular in connection with the solicitation of proxies. If given or made, such information or representations must not be relied upon as having been authorized by the Company. The delivery of this Information Circular shall not create, under any circumstances, any implication that there has been no change in the information set forth herein since the date of this Information Circular. This Information Circular does not constitute the solicitation of a proxy by anyone in any jurisdiction in which such solicitation is not authorized, or in which the person making such solicitation is not qualified to do so, or to anyone to whom it is unlawful to make such an offer of solicitation.

Appointment of Proxy

Registered Shareholders are entitled to vote at the Meeting. A Shareholder is entitled to one vote for each Common Share that such Shareholder holds on March 21, 2006 (the “Record Date”) on the resolutions to be voted upon at the Meeting, and any other matter to come before the Meeting.

The persons named as proxyholders (the “Designated Persons”) in the enclosed form of proxy are directors and/or officers of the Company.

A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON OR CORPORATION (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR OR ON BEHALF OF THAT SHAREHOLDER AT THE MEETING, OTHER THAN THE DESIGNATED PERSONS NAMED IN THE ENCLOSED FORM OF PROXY.

TO EXERCISE THE RIGHT, THE SHAREHOLDER MAY DO SO BY STRIKING OUT THE PRINTED NAMES AND INSERTING THE NAME OF SUCH OTHER PERSON AND, IF DESIRED, AN ALTERNATE TO SUCH PERSON, IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY.

In order to be voted, the completed form of proxy must be received by the Company’s registrar and transfer agent, Computershare (the “Transfer Agent”), at their offices located on the 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, or by the Company at the address set forth above, by mail or fax, at least 48 hours (excluding Saturdays, Sundays and holidays recognized in the Province of

British Columbia) prior to the scheduled time of the Meeting, or any adjournment or postponement thereof. Alternatively, the completed form of proxy may be deposited with the Chairman of the Meeting on the day of the Meeting, or any adjournment or postponement thereof.

A proxy may not be valid unless it is dated and signed by the Shareholder who is giving it or by that Shareholder’s attorney-in-fact duly authorized by that Shareholder in writing or, in the case of a corporation, dated and executed by a duly authorized officer, or attorney-in-fact, for the corporation. If a form of proxy is executed by an attorney-in-fact for an individual Shareholder or joint Shareholders, or by an officer or attorney-in-fact for a corporate Shareholder, the instrument so empowering the officer or attorney-in-fact, as the case may be, or a notarially certified copy thereof, should accompany the form of proxy.

Revocation of Proxies

A Shareholder who has given a proxy may revoke it at anytime, before it is exercised, by an instrument in writing: (a) executed by that Shareholder or by that Shareholder’s attorney-in-fact authorized in writing or, where the Shareholder is a corporation, by a duly authorized officer of, or attorney-in-fact for, the corporation; and (b) delivered either: (i) to the Company at the address set forth above, at any time up to and including the last business day preceding the day of the Meeting or, if adjourned or postponed, any reconvening thereof, or (ii) to the Chairman of the Meeting prior to the vote on matters covered by the proxy on the day of the Meeting or, if adjourned or postponed, any reconvening thereof, or (iii) in any other manner provided by law.

Also, a proxy will automatically be revoked by either: (i) attendance at the Meeting and participation in a poll (ballot) by a Shareholder, or (ii) submission of a subsequent proxy in accordance with the foregoing procedures. A revocation of a proxy does not affect any matter on which a vote has been taken prior to any such revocation.

Voting of Common Shares and Proxies and Exercise of Discretion by Designated Persons

A Shareholder may indicate the manner in which the Designated Persons are to vote with respect to a matter to be voted upon at the Meeting by marking the appropriate space. If the instructions as to voting indicated in the proxy are certain, the Common Shares represented by the proxy will be voted or withheld from voting in accordance with the instructions given in the proxy. If the Shareholder specifies a choice in the proxy with respect to a matter to be acted upon, then the Common Shares represented will be voted or withheld from the vote on that matter accordingly. The Common Shares represented by a proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for and if the Shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly.

IF NO CHOICE IS SPECIFIED IN THE PROXY WITH RESPECT TO A MATTER TO BE ACTED UPON, THE PROXY CONFERS DISCRETIONARY AUTHORITY WITH RESPECT TO THAT MATTER UPON THE DESIGNATED PERSONS NAMED IN THE FORM OF PROXY. IT IS INTENDED THAT THE DESIGNATED PERSONS WILL VOTE THE COMMON SHARES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED IN THE PROXY AND FOR THE NOMINEES OF THE COMPANY'S BOARD OF DIRECTORS FOR DIRECTORS AND AUDITOR.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to other matters which may properly come before the Meeting, including any amendments or variations to any matters identified in the Notice, and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company is not aware of any such amendments, variations, or other matters to come before the Meeting.

In the case of abstentions from, or withholding of, the voting of the Common Shares on any matter, the Common Shares that are the subject of the abstention or withholding will be counted for determination of a quorum, but will not be counted as affirmative or negative on the matter to be voted upon.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators or self-administered RRSP’s, RRIF’s, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant. In accordance with the requirements as set out in National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this

Information Circular and the form of Proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with the Company’s Registrar and Transfer Agent as provided above; or

(b)

more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of a one page pre-printed form, the proxy authorization will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit a Non-Registered Holder to direct the voting of the shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the management proxyholders named in the form and insert the Non-Registered Holder’s name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

There are two kinds of beneficial owners – those who object to their name being made known to the issuers of securities which they own (called OBOs for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called NOBOs for Non-Objecting Beneficial Owners). Pursuant to National Instrument 54-101, issuers can obtain a list of their NOBOs from intermediaries for distribution of proxy-related materials directly to NOBOs.

This year, the Company has decided to take advantage of the provisions of National Instrument 54-101 that permit it to directly deliver proxy-related materials to its NOBOs. As a result, NOBOs can expect to receive a scannable Voting Instruction Form (VIF) from our Transfer Agent, Computershare. These VIFs are to be completed and returned to Computershare in the envelope provided or by facsimile. In addition, Computershare provides both telephone and internet voting as described on the VIF itself which contain, complete instructions. Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIFs they receive.

THESE SECURITY HOLDER MATERIALS ARE BEING SENT TO BOTH REGISTERED AND NON-REGISTERED OWNERS OF THE SECURITIES. IF YOU ARE A NON-REGISTERED OWNER, AND THE ISSUER OR ITS AGENT HAS SENT THESE MATERIALS DIRECTLY TO YOU, YOUR NAME AND ADDRESS AND INFORMATION ABOUT YOUR HOLDINGS OF SECURITIES HAVE BEEN OBTAINED IN ACCORDANCE WITH APPLICABLE SECURITIES REGULATORY REQUIREMENTS FROM THE INTERMEDIARY HOLDING ON YOUR BEHALF.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Company is authorized to issue 100,000,000 shares, divided into 75,000,000 common shares without par value, and 25,000,000 preference shares without par value. As of the Record Date, determined by the Company’s board of directors to be the close of business on March 21, 2006, a total of 6,058,259 Common Shares were issued and outstanding. Each Common Share carries the right to one vote at the Meeting. No preference shares are issued or outstanding.

Only registered Shareholders as of the Record Date are entitled to receive notice of, and to attend and vote at, the Meeting or any adjournment or postponement of the Meeting.

To the knowledge of the Company’s directors and executive officers, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, Common Shares carrying more than 10% of the voting rights attached to the outstanding Common Shares of the Company, other than as set forth below:

Name of Shareholder	Number of Common Shares Owned	Percentage of Outstanding Common Shares(1)
Richard Coglon	2,400,000	39.6%
CDS & Co.	855,509(2)	14.1%(2)

(1)	Based on 6,058,259 Common Shares issued and outstanding as of March 21, 2006. The Company believes that all persons hold legal title and the Company has no knowledge of actual Common Share ownership.

(2)	Management of the Company is unaware of the Beneficial Shareholders respecting the Common Shares registered in the name of CDS & Co.

NUMBER OF DIRECTORS

The articles of the Company provide for a board of directors of no fewer than three directors and no greater than a number as fixed or changed from time to time by majority approval from the Shareholders.

At the Meeting, Shareholders will be asked to pass an ordinary resolution to set the number of directors of the Company for the ensuing year at three. The number of directors will be approved if the affirmative vote of the majority of Common Shares present or represented by proxy at the Meeting and entitled to vote are voted in favour to set the number of directors at three.

ELECTION OF DIRECTORS

At present, the directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting, or until their successors are duly elected or appointed in accordance with the Company’s Articles or until such director’s earlier death, resignation or removal.

Management of the Company proposes to nominate the persons named in the table below for election by the Shareholders as directors of the Company. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name Province/State Country of Residence and Position(s) with the Company (1)	Principal Occupation Business or Employment for Last Five Years (1)	Periods during which Nominee has Served as a Director	Number of Common Shares Owned (1)
Richard Coglon British Columbia, Canada President, Secretary Audit Committee Member and Director	President and Secretary of Bradner Ventures Ltd.; Previously President of Heartland Oil and Gas Corp. from September 18, 2002 to January 1, 2006	November 26, 2001 to present	2,400,000

Randy Buchamer British Columbia, Canada Chief Financial Officer, Audit Committee Member and Director	Since August 21, 2001, Mr. Buchamer has been Chairman and Chief Executive Officer of Voice Mobility International Inc., a unified communications company. Mr. Buchamer was a director of Heartland Oil and Gas Corp. from October 24, 2002 to May 2, 2005. Mr. Buchamer was a self employed business consultant from April 2000 to August 2001. Mr. Buchamer has been a director of User Friendly Media since September 2000.	March 16, 2004 to present	200,000
Anthony Knott British Columbia, Canada Audit Committee Member and Director	President of Central Coast Power	April 21, 2005 to present	98,497
(1)	Information has been furnished by the respective nominees individually.

Management does not contemplate that any of its nominees will be unable to serve as directors. If any vacancies occur in the slate of nominees listed above before the Meeting, then the Designated Persons intend to exercise discretionary authority to vote the Common Shares represented by proxy for the election of any other persons as directors.

The Company operates with a standing audit committee, consisting of Richard Coglon, Randy Buchamer and Anthony Knott.

STATEMENT OF EXECUTIVE COMPENSATION

Particulars of compensation paid to:

(a)	the Company’s chief executive officer (“CEO”) and chief financial officer (“CFO”);
(b)

each of the Company’s three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers as at the end of the most recently completed financial year, and whose salary and bonus exceeds $150,000 per year; and

(c)

any additional individuals for whom disclosure would have been provided under (b) except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year (each a “Named Executive Officer”) is set out in the summary compensation table below:

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year Ended	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options (1)/ SARs (2) Granted (#)	Shares or Units Subject to Resale Restrictions (#)	LTIP (3) Payouts (#)	All Other Compen-sation ($)
Richard Coglon(4) CEO	2005 2004 2003	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Randy Buchamer(5) CFO	2005 2004 2003	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Donald Sharp(6) President	2005 2004 2003	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Ron Schmitz(7) President	2005 2004 2003	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil $7,778 $20,078
Gurdeep Phachu(8) Secretary	2005 2004 2003	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)	“Options” includes all options, share purchase warrants and rights granted by the Company as compensation for employment services or office.
(2)

“SAR” or “stock appreciation right” means a right granted by the Company, as compensation for employment services or office to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the Company’s publicly traded securities.

(3)

“LTIP” or “long term incentive plan” means a plan that provides compensation intended to motivate performance over a period greater than one financial year, but does not include Option or SAR plans or plans for compensation through shares or units that are subject to restrictions on resale.

(4)	Richard Coglon was appointed President and Secretary of the Company on May 27, 2004.
(5)	Randy Buchamer was appointed CFO on March 16, 2004.
(6)	Donald Sharp served as President of the Company from March 16, 2004 until May 27, 2004.
(7)	Ron Schmitz served as President of the Company from April 25, 2002 to March 16, 2004.
(8)	Gurdeep Phachu served as Secretary of the Company on from April 25, 2002 to May 27, 2004.

Long-Term Incentive Plans

The Company does not have any long-term incentive plans.

Options and Stock Appreciation Rights

The Company has not granted Options or SARS to any of its Named Executive Officer’s during the Company’s most recently completed financial year.

No Options or SARS were exercised by Named Executive Officer’s during the Company’s most recently completed financial year.

No Options or SARS held by a Named Executive Officer were re-priced downward during the Company’s most recently completed financial year.

Termination Arrangements

The Company has no plan or arrangement whereby any Named Executive Officer may be compensated in an amount exceeding $100,000 in the event of that Named Executive Officer’s resignation, retirement or other termination of employment, or in the event of a change of control of the Company or a change in Named Executive Officer’s responsibilities following such a change of control.

Compensation of Directors

No compensation was paid to any director of the Company for services rendered as directors during the Company’s most recently completed financial year.

During the Company’s most recently completed financial year, there were no standard compensation arrangements, or other arrangements in addition to or in lieu of standard arrangements, under which the directors of the Company were compensated for services in their capacity as directors (including any additional amounts payable for committee participation or special assignments), or for services as consultants or experts.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

As of the Company’s most recently completed financial year, no compensation plans under which equity securities of the Company are authorized for issuance were created by the Company.

APPOINTMENT OF AUDITOR

At the Meeting, Shareholders will be asked to vote for the appointment of Amisano Hanson, Chartered Accountants, to serve as auditor of the Company for the Company’s fiscal year ending November 30, 2006, at a remuneration to be fixed by the Company’s Board of Directors.

Amisano Hanson, Chartered Accountants, was first appointed as auditor of the Company on January 8, 2004. The appointment was effective upon the resignation of Davidson & Company, Chartered Accountants, the Company’s prior auditor. Shareholders ratified and approved the appointment of Amisano Hanson, Chartered Accountants, as auditor of the Company at the last annual general meeting of the Shareholders held on April 21, 2005.

AUDIT COMMITTEE DISCLOSURE

Multilateral Instrument 52-110 of the Canadian Securities Administrators (“MI 52-110”) requires the Company, as a venture issuer, to disclose annually in its Information Circular certain information concerning the constitution of its Audit Committee and its relationship with its independent auditor.

The Audit Committee Charter

The following Audit Committee Charter was adopted by the Board of Directors of the Company:

Mandate

The primary function of the audit committee (the “Committee”) is to assist the Company’s Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company’s systems of internal controls regarding finance and accounting and the Company’s auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company’s policies, procedures and practices at all levels. The Committee’s primary duties and responsibilities are to:

•	serve as an independent and objective party to monitor the Company’s financial reporting and internal control system and review the Company’s financial statements;
•	review and appraise the performance of the Company’s external auditors; and
•	provide an open avenue of communication among the Company’s auditors, financial and senior management and the Board of Directors.

Composition

The Committee shall be comprised of a minimum three directors as determined by the Board of Directors. If the Company ceases to be a “venture issuer” (as that term is defined in MI 52-110), then all of the members of the Committee shall be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his or her independent judgment as a member of the Committee.

If the Company ceases to be a “venture issuer” (as that term is defined in MI 52-110), then all members of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Company’s Audit Committee Charter, the definition of “financially literate” is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company’s financial statements.

The members of the Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders’ meeting. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings

The Committee shall meet a least twice annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

1.	Documents/Reports Review
(a)	review and update this Audit Committee Charter annually; and
(b)

review the Company’s financial statements, MD&A and any annual and interim earnings press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

2.	External Auditors
(a)

review annually, the performance of the external auditors who shall be ultimately accountable to the Company’s Board of Directors and the Committee as representatives of the shareholders of the Company;

(b)	obtain annually, a formal written statement of external auditors setting forth all relationships between the external auditors and the Company, consistent with Independence Standards Board Standard 1;
(c)	review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors;
(d)

take, or recommend that the Company’s full Board of Directors take appropriate action to oversee the independence of the external auditors, including the resolution of disagreements between management and the external auditor regarding financial reporting;

(e)	recommend to the Company’s Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval;
(f)	recommend to the Company’s Board of Directors the compensation to be paid to the external auditors;
(g)	at each meeting, consult with the external auditors about the quality of the Company’s accounting principles, internal controls and the completeness and accuracy of the Company’s financial statements;
(h)	review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company;
(i)	review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements; and

(j)

review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company’s external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:

(i)

the aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided,

(ii)	such services were not recognized by the Company at the time of the engagement to be non-audit services, and
(iii)

such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board of Directors to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee’s first scheduled meeting following such approval, such authority may be delegated by the Committee to one or more independent members of the Committee.

3.	Financial Reporting Processes
(a)	in consultation with the external auditors, review with management the integrity of the Company’s financial reporting process, both internal and external;
(b)	consider the external auditors’ judgments about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting;
(c)	consider and approve, if appropriate, changes to the Company’s auditing and accounting principles and practices as suggested by the external auditors and management;
(d)	review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments;
(e)

following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information;

(f)	review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements;
(g)	review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented;
(h)	review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters;
(i)	review certification process;
(j)	establish a procedure for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and
(k)	establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.
4.	Other
(a)	review any related-party transactions;
(b)	engage independent counsel and other advisors as it determines necessary to carry out its duties; and

(c)	to set and pay compensation for any independent counsel and other advisors employed by the Committee.

Composition of the Audit Committee

The Company’s Audit Committee is comprised of three Directors, Richard Coglon, Randy Buchamer and Anthony Knott. As defined in MI 52-110, Richard Coglon and Randy Buchamer are not “independent” and Anthony Knott is “independent”. All of the Audit Committee members are “financially literate”, as defined in MI 52-110.

Audit Committee Oversight

Since the commencement of the Company’s most recently completed financial year, the Company’s Board of Directors has not failed to adopt a recommendation of the Audit Committee to nominate or compensate an external auditor.

Reliance on Certain Exemptions

Since the commencement of the Company’s most recently completed financial year, the Company has not relied on the exemptions contained in sections 2.4 or 8 of MI 52-110. Section 2.4 provides an exemption from the requirement that the Audit Committee must pre-approve all non-audit services to be provided by the auditor, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditor in the fiscal year in which the non-audit services were provided. Section 8 permits a company to apply to a securities regulatory authority for an exemption from the requirements of MI 52-110 in whole or in part.

Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as set out in the Audit Committee Charter of the Company. Please refer to page 12 of this Information Circular to review the terms of the Audit Committee Charter.

External Auditor Service Fees

In the following table, “audit fees” billed by the Company’s external auditor for services provided in auditing the Company’s annual financial statements for the subject year. “Audit-related fees” are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit review of the Company’s financial statements. “Tax fees” are fees billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning. “All other fees” are fees billed by the auditor for products and services not included in the foregoing categories.

The fees paid by the Company to its auditor in each of the last two fiscal years, by category, are as follows:

Financial Year Ended November 30	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
2005	$11,600	$0	$0	$0
2004	$5,000	$0	$0	$0

The Company is relying on the exemption provided by section 6.1 of MI 52-110 which provides that the Company, as a venture issuer, is not required to comply with Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of MI 52-110.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No current or former director, executive officer or employee is indebted to the Company as at the date of this Information Circular.

None of the directors or executive officers of the Company is or, at any time since the beginning of the most recently completed financial year, has been indebted to the Company. None of the directors’ or executive officers’ indebtedness to another entity is, or at any time since the beginning of the most recently completed financial year, has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed herein, no: (a) director or executive officer of the Company; (b) person or company who beneficially owns, directly or indirectly, Common Shares or who exercises control or direction of Common Shares, or a combination of both carrying more than ten percent of the voting rights attached to the Common Shares outstanding (an “Insider”); (c) director or executive officer of an Insider; or (d) associate or affiliate of any of the directors, executive officers or Insiders, has had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company, except with an interest arising from the ownership of Common Shares where such person or company will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of the same class of Common Shares.

MANAGEMENT CONTRACTS

There are no management functions of the Company, which are, to any substantial degree, performed by a person other than the directors or executive officers of the Company.

CORPORATE GOVERNANCE

Pursuant to National Policy 58-101 Disclosure of Corporate Governance Practices, the Company is required to and hereby discloses its corporate governance practices as follows:

Board of Directors

The Board of Directors of the Company facilitates its exercise of independent supervision over the Company’s management through frequent meetings of the Board.

Mr. Knott is “independent” in that he is independent and free from any interest and any business or other relationship which could or could reasonably be perceived to, materially interfere with the director’s ability to act with the best interests of the Company, other than the interests and relationships arising from shareholders. Mr. Coglon is the President and Secretary of the Company and Mr. Buchamer is the Chief Financial Officer of the Company. As a result, neither Mr. Coglon nor Mr. Buchamer are independent.

Directorships

Mr. Coglon and Mr. Knott do not currently serve on the board of directors of any reporting issuer other than the Company. Mr. Buchamer currently acts as a director of Voice Mobility International, Inc., a company whose shares are quoted on the OTC Bulletin Board in the United States and listed on the Toronto Stock Exchange.

Orientation and Continuing Education

The Board of Directors of the Company briefs all new directors with respect to the policies of the Board of Directors and other relevant corporate and business information. The Board does not provide any continuing education.

Ethical Business Conduct

The Board has found that the fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director’s participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

Nomination of Directors

The Board of Directors is responsible for identifying individuals qualified to become new Board members and recommending to the Board new director nominees for the next annual meeting of shareholders.

New nominees must have a track record in general business management, special expertise in an area of strategic interest to the Company, the ability to devote the required time, show support for the Company’s mission and strategic objectives, and a willingness to serve.

Compensation

The Board of Directors conducts reviews with regard to the compensation of the directors and the CEO once a year. To make its recommendations on such compensation, the Board of Directors takes into account the types of compensation and the amounts paid to directors and officers of comparable publicly traded Canadian companies.

Other Board Committees

The Board of Directors has no other committees other than the Audit Committee.

Assessments

The Board of Directors regularly monitors the adequacy of information given to directors, communications between the board and management and the strategic direction and processes of the Board and its committees.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as otherwise disclosed herein, no director or executive officer of the Company, who was a director or executive officer since the beginning of the Company’s last financial year, each proposed nominee for election as a director of the Company, or any associate or affiliates of any such directors, officers or nominees, has any material interest, direct or indirect, by way of beneficial ownership of Common Shares or other securities in the Company or otherwise, in any matter to be acted upon at the Meeting.

PARTICULARS OF MATTERS TO BE ACTED UPON

Management of the Company knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. However, if any other matters that are not known to management should properly come before the Meeting, the accompanying form of proxy confers discretionary authority upon the persons named therein to vote on such matters in accordance with their best judgment.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com.

Shareholders may contact the Company at its office by mail at the address set out on Page 1 of this Information Circular to request copies of the Company’s financial statements and the related Management’s Discussion and Analysis (the “MD&A”). Financial information is provided in the Company’s comparative financial statements and MD&A for its most recently completed financial year.

OTHER MATTERS

Management is not aware of any matters to come before the Meeting other than those set forth in the Notice. If any other matter properly comes before the Meeting, it is the intention of the Designated Persons to vote the Common Shares represented thereby in accordance with their best judgment on such matter.

APPROVAL OF THE BOARD OF DIRECTORS

The contents of this Information Circular have been approved, and the delivery of it to each Shareholder of the Company entitled thereto and to the appropriate regulatory agencies, has been authorized by the board of the Company.

Dated at Vancouver, British Columbia 29th day of March, 2006

ON BEHALF OF THE BOARD

BRADNER VENTURES LTD.

/s/ “Richard Coglon”

Richard Coglon

President and Secretary

Proxy

ANNUAL GENERAL MEETING (the “Meeting”) OF SHAREHOLDERS OF BRADNER VENTURES LTD.	RESOLUTIONS (For full details of each item, please see the accompanying Information Circular)

TO BE HELD AT THE OFFICES OF BRADNER VENTURES LTD. (THE “COMPANY”), SUITE 1925 - 200 BURRARD STREET, VANCOUVER, BRITISH COLUMBIA, ON FRIDAY, APRIL 28, 2006, AT 10:00 A.M. (VANCOUVER TIME).

The undersigned shareholder (“Registered Shareholder”) of the Company hereby appoints, Richard Coglon, a director and officer of the Company, or failing him, Randy Buchamer, also a director and officer of the Company, or in the place of the foregoing, _____________________________ (print the name), as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting, and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

REGISTERED SHAREHOLDER SIGN HERE:

X__________________________________________________________________________

DATE SIGNED:               ___________________________________________________________

	1.	To appoint Amisano Hanson, Chartered Accountants, as the auditor of the Company for the ensuing year, at a remuneration to be fixed by the directors	For [ ]	Withhold [ ]
	2.	To authorize the directors of the Company to fix the remuneration to be paid to the audit for the ensuing year	For [ ]	Against [ ]
	3.	To establish the number of directors of the Company for the ensuing year at three (3) persons	[ ]	[ ]
	4.	To elect the following persons as directors of the Company for the ensuing year: (a) Richard Coglon (b) Randy Buchamer (c) Anthony Knott	For [ ] [ ] [ ]	Withhold [ ] [ ] [ ]
THIS PROXY MUST BE SIGNED AND DATED. SEE IMPORTANT INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

This Proxy is solicited by the Management of the Company.

This form of proxy (“Instrument of Proxy”) must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Computershare Trust Company of Canada.

A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineer before the Meeting begins.

A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

•

appoint one of the designated persons named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote.

OR

•

appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder’s instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Holder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person. To do so, the Registered Shareholder must record his/her attendance with the scrutineer before the commencement of the Meeting and revoke, in writing, the prior votes.

INSTRUCTIONS AND OPTIONS FOR VOTING:

To be represented at the Meeting, voting instructions must be DEPOSITED at the Company’s office, or at the office of Computershare, by mail or by fax, at any time up to and including 10:00 a.m. (Vancouver time) on Wednesday, April 26, 2006, or at least 48 hours (excluding Saturdays, Sundays and holidays) before the time that the Meeting is to be reconvened after any adjournment of the Meeting.

Voting by mail:
Computershare Proxy Department 100 University Avenue, 9th Floor Toronto, ON M5J 2Y1 Fax number within North America: 1.866.249.7775 Fax number outside of North America: 416.263.9542	Bradner Ventures Ltd. Suite 1925 – 200 Burrard Street Vancouver, BC V6C 3L6 Fax: 604.693-0177

BRADNER VENTURES LTD.

SUPPLEMENTAL MAILING LIST FORM

National Instrument 51-102 Continuous Disclosure Obligations mandates that Bradner Ventures Ltd. (the “Company”) send annually a request form to registered holders and beneficial owners of securities to enable such holders and owners to request a copy of the Company’s annual financial statements and related MD&A and/or interim financial statements and related MD&A (collectively, the “Statements”), in accordance with the procedures set out in National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer. If you wish to receive either or both of the Statements, you must complete this form and forward it to the Company’s transfer agent at the following address:

COMPUTERSHARE

100 University Avenue, 9th Floor

Toronto, ON M5J 2Y1

Please note that both registered holders and beneficial owners should return the form; registered holders will not automatically receive the Statements (registered holders are those with shares registered in their name; beneficial owners have their shares registered in an agent, broker, or bank’s name).

*******

If you wish to receive Statements of the Company, please complete below and return. Yes, I would like to receive:

Interim Financial Statements and MD&A
Annual Financial Statements and MD&A

(Please PRINT your name and address)

(First Name and Surname)

(Number and Street) (Apartment/Suite)

(City, Province/State)

(Postal Code)

(Email Address)
Signed:
(Signature of Shareholder)
Dated:

Bradner Ventures Ltd.

(A Development Stage Company)

Financial Statements

(Expressed in Canadian dollars)

November 30, 2005, 2004, 2003

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

Bradner Ventures Ltd.

We have audited the balance sheets of Bradner Ventures Ltd. as at November 30, 2005 and 2004 and the statements of operations, cash flows and shareholders’ equity (deficiency) for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

The financial statements for the year ended November 30, 2002 and for the period June 22, 1983 (Date of Incorporation) to November 30, 2002 were audited by another firm of auditors who expressed an opinion without reservation on these statements on their report dated January 17, 2003.

Vancouver, Canada
March 22, 2006	Chartered Accountants

COMMENTS BY AUDITOR FOR US READERS ON CANADA - US REPORTING CONFLICT

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is substantial doubt about a company’s ability to continue as a going concern. The accompanying financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes the realization of assets and discharge of liabilities in the normal course of business. As discussed in Note 1 to the accompanying financial statements, the Company is in the development stage and is searching for suitable business opportunities, which raises substantial doubt about the Company’s ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our report to the shareholders dated March 22, 2006, is expressed in accordance with Canadian reporting standards which do not permit a reference to such uncertainty in the auditors’ report when the uncertainty is adequately disclosed in the financial statements.

Vancouver, Canada
March 22, 2006	Chartered Accountants

Bradner Ventures Ltd.

(A Development Stage Company)

Balance Sheets

November 30, 2005 and 2004

(Expressed in Canadian dollars)

ASSETS

Current Assets

Cash	78,276	145,372
Other current assets	1,844	401

Total Assets	80,120	145,773

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities

Accounts payable and accrued liabilities	12,754	7,221

	12,754	7,221

Stockholders’ Equity

Capital Stock (Note 4) Authorized: 75,000,000 common shares, without par value 25,000,000 preferred shares, without par value Issued: 6,058,526 common shares	4,279,498	4,279,498

Deficit Accumulated During the Development Stage	(4,212,132)	(4,140,946)

Total Stockholders’ Equity	67,366	138,552

Total Liabilities and Stockholders’ Equity	80,120	145,773

Nature and Continuance of Operations (Note 1)

Commitments (Note 4)

Approved on behalf of the Board:

/s/ Richard Coglon	/s/ Randy Buchamer
Director	Director

The accompanying notes are an integral part of these financial statements

Bradner Ventures Ltd.

(A Development Stage Company)

Statements of Operations

For the years ended November 30, 2005, 2004 and 2003

And for the period June 22, 1983 (Date of Inception) to November 30, 2005

(Expressed in Canadian dollars)

	Accumulated from June 22, 1983 (Date of Inception) to November 30, 2005 $

		Years ended November 30,
		2005 $	2004 $	2003 $

EXPENSES
Amortization	2,095	–	–	–
Bad debts	248	–	–	–
Bank charges and interest (recovery)	63,270	221	280	(2,077)
Consulting and secretarial	205,016	–	–	–
Finders’ fees	180,727	–	–	–
Management fees	337,781	–	–	–
Mineral property expenses	50,620	–	–	–
Office and miscellaneous (Note 3)	129,984	8,557	4,224	3,493
Professional fees	760,738	53,741	31,801	17,509
Shareholder information	88,265	3,101	3,024	2,622
Transfer agent and regulatory fees	157,603	5,553	10,245	6,277
Travel and promotion	76,952	–	–	–
Write-down of mineral property	1,456,807	–	–	–

	3,510,106	71,173	49,574	27,824

OTHER ITEMS
Interest income	(25,440)	–	–	–
Gain on settlement of debt	(1,303)	–	–	–
Gain on option	(1,187,500)	–	–	–
Foreign exchange (gain) loss	(1,699)	13	23	16
Loss on sale of capital assets	344	–	–	–
Loss on sale of long-term investment	630,397	–	–	–
Write-down of advances to affiliate	637,768	–	–	–
Write-down of long-tem investment	649,459	–	–	–

	702,026	13	23	16

Net Loss for the Period	(4,212,132)	(71,186)	(49,597)	(27,840)

Net Loss Per Share – Basic and Diluted		(0.01)	(0.02)	(0.03)

Weighted Average Number of Shares Outstanding		6,058,256	3,304,832	1,058,256

The accompanying notes are an integral part of these financial statements

Bradner Ventures Ltd.

(A Development Stage Company)

Statements of Cash Flows

for the years ended November 30, 2005, 2004 and 2003

and for the period June 22, 1983 (Date of Inception) to November 30, 2005

(Expressed in Canadian dollars)

	Accumulated from June 22, 1983 (Date of Inception) to November, 2005 $

		Years ended November 30,
		2005 $	2004 $	2003 $
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES:

OPERATING
Net loss for the period	(4,212,132)	(71,186)	(49,597)	(27,840)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization	2,095	–	–	–
Bad debts	248	–	–	–
Finders’ fees	114,932	–	–	–
Gain on debt settlement	(1,303)	–	–	–
Gain on option	(1,187,500)	–	–	–
Loss on sale of capital assets	344	–	–	–
Loss on sale of investments	630,397	–	–	–
Write-down of advances to affiliate	637,768	–	–	–
Write-down of mineral property	1,468,807	–	–	–
Write-down of long-term investment	649,459	–	–	–
Decrease (increase) in taxes recoverable	(1,378)	(729)	(309)	164
Decrease (increase) in prepaid expenses	(714)	(714)	–	500
Increase (decrease) in accounts payable and accrued liabilities	474,622	5,533	(14,923)	24,719
Decrease in due to related parties	(40,021)	–	(40,021)	–

Net cash used in operating activities	(1,464,376)	(67,096)	(104,850)	(2,457)

FINANCING
Advances to affiliate	(224,042)	–	–	–
Capital stock issued for cash	3,419,522	–	250,000	–

Net cash flows provided by financing activities	3,195,480	–	250,000	–

INVESTING
Purchase of capital assets	(3,038)	–	–	–
Expenditures on mineral properties	(1,121,172)	–	–	–
Proceeds from disposal of capital assets	600	–	–	–
Purchase of investments	(310,025)	–	–	–
Advances to affiliate	(584,304)	–	–	–
Proceeds on disposal of investments	365,111	–	–	–

Net cash flows used in investing activities	(1,652,828)	–	–	–

NET CASH INFLOW (OUTFLOW)	78,276	(67,096)	(145,150)	(2,457)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	–	145,372	222	2,679

CASH AND CASH EQUIVALENTS, END OF PERIOD	78,276	78,276	145,372	222

The accompanying notes are an integral part of these financial statements

Bradner Ventures Ltd.

(A Development Stage Company)

Statement of Shareholders’ Equity (Deficiency)

From June 22, 1983 (Date of Inception) to November 30, 2005

(Expressed in Canadian dollars)

			Deficit
			Accumulated
			During the
			Development
	Shares	Amount	Stage	Total
	#	$	$	$

Balance – June 22, 1983 (Date of Inception)	–	–	–	–

Net loss for the period	–	–	–	–

Balance – November 30, 1983	–	–	–	–

Shares issued for cash:
- at $0.35 per share	21,429	7,500	–	7,500
- at $5.25 per share	6,286	33,000	–	33,000

Net loss for the year	–	–	–	–

Balance – November 30, 1984	27,714	40,500	–	40,500

Shares issued for cash at $14.175 per share	14,286	202,500	–	202,500

Shares allotted for cash at $10.50 per share	7,143	75,000	–	75,000

Shares issued for acquisition of mineral property at $5.25 per share	714	3,750	–	3,750

Net loss for the year	–	–	(60,415)	(60,415)

Balance – November 30, 1985	49,857	321,750	(60,415)	261,335

Share subscriptions refunded at $10.50 per share	(2,770)	(29,090)	–	(29,090)

Net loss for the year	–	–	–	–

Balance – November 30, 1986	47,087	292,660	(60,415)	232,245

Shares issued for cash at $15.75 per share	2,429	38,250	–	38,250

Net loss for the year	–	–	(146,697)	(146,697)

Balance – November 30, 1987	49,515	330,910	(207,112)	123,798

Net loss for the year	–	–	(140,613)	(140,613)

Balance – November 30, 1988	49,515	330,910	(347,725)	(16,815)

Shares issued for settlement of debt at $18.90 per share	1,286	24,300	–	24,300

Private placement at $10.50 per share	4,286	45,000	–	45,000

Exercise of options at $15.75 per share	343	5,400	–	5,400

Net loss for the year	–	–	(17,337)	(17,337)

Balance – November 30, 1989	55,430	405,610	(365,062)	40,548

The accompanying notes are an integral part of these financial statements

Bradner Ventures Ltd.

(A Development Stage Company)

Statement of Shareholders’ Equity (Deficiency)

From June 22, 1983 (Date of Inception) to November 30, 2005

(Expressed in Canadian dollars)

			Deficit
			Accumulated
			During the
			Development
	Shares	Amount	Stage	Total
	#	$	$	$

Balance – November 30, 1989	55,430	405,610	(365,062)	40,548

Shares issued for acquisition of mineral property at $70.00 per share	714	50,000	–	50,000

Shares issued for finder’s fee:
- at $17.50 per share	1,429	25,000	–	25,000
- at $70.00 per share	571	40,000	–	40,000

Shares issued for exercise of options:
- at $12.25 per share	2,857	35,000	–	35,000
- at $17.50 per share	143	2,500	–	2,500
- at $24.50 per share	1,429	35,000	–	35,000
- at $26.50 per share	2,686	70,500	–	70,500
- at $38.85 per share	286	11,100	–	11,100

Net loss for the year	–	–	(118,112)	(118,112)

Balance – November 30, 1990	65,544	674,710	(483,174)	191,536

Shares issued for acquisition of mineral property:
- at $63.00 per share	2,857	180,000	–	180,000
- at $96.95 per share	881	85,366	–	85,366

Private placement at $54.60	657	35,880	–	35,880

Exercise of warrants at $14.00 per share	1,429	20,000	–	20,000

Shares issued for exercise of options:
- at $24.50 per share	571	14,000	–	14,000
- at $26.25 per share	857	22,500	–	22,500
- at $54.25 per share	1,691	91,760	–	91,760
- at $66.85 per share	1,171	78,310	–	78,310

Shares issued for finder’s fee:
- at $52.50 per share	714	37,500	–	37,500
- at $58.8 per share	272	16,017	–	16,017
- at $96.95 per share	109	10,565	–	10,565

Net loss for the year	–	–	445,784	445,784

Balance – November 30, 1991	76,755	1,266,608	(37,390)	1,229,218

Shares issued for exercise of options:
- at $54.25 per share	594	32,240	–	32,240
- at $66.85 per share	134	8,977	–	8,977

Shares issued for finder’s fees at $52.50 per share	714	37,500	–	37,500

Net loss for the year	–	–	(788,460)	(788,460)

Balance – November 30, 1992	78,197	1,345,325	(825,850)	519,475

The accompanying notes are an integral part of these financial statements

Bradner Ventures Ltd.

(A Development Stage Company)

Statement of Shareholders’ Equity (Deficiency)

From June 22, 1983 (Date of Inception) to November 30, 2005

(Expressed in Canadian dollars)

			Deficit
			Accumulated
			During the
			Development
	Shares	Amount	Stage	Total
	#	$	$	$

Balance – November 30, 1992	78,197	1,345,325	(825,850)	519,475

Shares issued for acquisition of mineral property:
- at $14.00 per share	714	10,000	–	10,000
- at $17.50 per share	1,429	25,000	–	25,000
- at $21.00 per share	714	15,000	–	15,000

Shares issued for finder’s fee at $52.50 per share	1,271	13,350	–	13,350

Private placement at $10.50 per share	14,286	150,000	–	150,000

Shares issue for settlement of debt at $10.85 per share	7,296	79,166	–	79,166

Shares issued for exercise of options:
- at $11.20 per share	7,096	79,470	–	79,470
- at $21.7 per share	4,419	95,901	–	95,901

Net loss for the year	–	–	(754,698)	(754,698)

Balance – November 30, 1993	115,423	1,813,212	(1,580,548)	232,664

Shares issued for settlement of debt at $9.10 per share	12,368	112,553	–	112,553

Exercise of options at $10.15 per share	571	5,800	–	5,800

Exercise of warrants at $10.50 per share	829	8,700	–	8,700

Net loss for the year	–	–	(201,255)	(201,255)

Balance – November 30, 1994	129,191	1,940,265	(1,781,803)	158,462

Shares issued for exercise of options:
- at $8.40 per share	8,635	72,536	–	72,536
- at $10.15 per share	3,250	32,986	–	32,986
- at $10.85 per share	940	10,199	–	10,199
- at $11.55 per share	1,571	18,150	–	18,150
- at $14.70 per share	6,262	92,046	–	92,046
- at $17.50 per share	2,943	51,500	–	51,500

Shares issued for exercise of warrants:
- at $9.80 per share	8,571	84,000	–	84,000
- at $12.25 per share	14,729	180,425	–	180,425

Shares issued for private placements:
- at $9.80 per share	8,571	84,000	–	84,000
- at $15.75 per share	2,857	45,000	–	45,000

Shares issued for acquisition of mineral property at $15.75 per share	1,429	22,500	–	22,500

Net loss for the year	–	–	(304,564)	(304,564)

Balance – November 30, 1995	188,949	2,633,607	(2,086,367)	547,240

The accompanying notes are an integral part of these financial statements

Bradner Ventures Ltd.

(A Development Stage Company)

Statement of Shareholders’ Equity (Deficiency)

From June 22, 1983 (Date of Inception) to November 30, 2005

(Expressed in Canadian dollars)

			Deficit
			Accumulated
			During the
			Development
	Shares	Amount	Stage	Total
	#	$	$	$

Balance – November 30, 1995	188,949	2,633,607	(2,086,367)	547,240

Shares issued for acquisition of mineral property at $21.00 per share	571	12,000	–	12,000

Exercise of warrants at $15.75 per share	2,857	45,000	–	45,000

Private placement at $10.50 per share	4,286	52,500	–	52,500

Shares issued for exercise of options:
- at $17.50 per share	4,743	82,998	–	82,998
- at $18.55 per share	714	13,250	–	13,250
- at $20.65 per share	2,857	59,000	–	59,000

Net loss for the year	–	–	(102,055)	(102,055)

Balance – November 30, 1996	204,978	2,898,355	(2,188,422)	709,933

Shares issued for acquisition of mineral property at $8.75 per share	714	6,250	–	6,250

Shares issued for exercise of options:
- at $9.10 per share	7,571	68,900	–	68,900
- at $10.5 per share	1,429	15,000	–	15,000
- at $13.55 per share	4,286	46,500	–	46,500

Net loss for the year	–	–	(150,318)	(150,318)

Balance – November 30, 1997	218,978	3,035,005	(2,338,740)	696,265

Shares issued for cash at $5.25 per share	3,143	16,500	–	16,500

Shares issued for settlement of debt at $5.25 per share	10,123	53,144	–	53,144

Share issuance costs		(2,452)	–	(2,452)

Net loss for the year	–	–	(512,408)	(512,408)

Balance – November 30, 1998	232,243	3,102,197	(2,851,148)	251,049

Shares issued for settlement of debt at $5.25 per share	11,667	61,252	–	61,252

Net loss for the year	–	–	(369,731)	(369,731)

Balance – November 30, 1999	243,910	3,163,449	(3,220,879)	(57,430)

Shares issued for settlement of debt at $0.75 per share	123,441	92,581	–	92,581

Private placement at $0.95 per share	340,000	323,000	–	323,000

Share issuance costs		(1,498)	–	(1,498)

Net loss for the year	–	–	(91,248)	(91,248)

Balance – November 30, 2000	707,352	3,577,532	(3,312,127)	265,405

The accompanying notes are an integral part of these financial statements

Bradner Ventures Ltd.

(A Development Stage Company)

Statement of Shareholders’ Equity (Deficiency)

From June 22, 1983 (Date of Inception) to November 30, 2005

(Expressed in Canadian dollars)

			Deficit
			Accumulated
			During the
			Development
	Shares	Amount	Stage	Total
	#	$	$	$

Balance – November 30, 2000	707,352	3,577,532	(3,312,127)	265,405

Shares issued for cash at $1.60 per share	25,000	40,000	–	40,000

Exercise of warrants at $1.25 per share	155,958	194,947	–	194,947

Net loss for the year	–	–	(489,432)	(489,432)
				–
Balance – November 30, 2001	888,309	3,812,479	(3,801,559)	10,920

Shares issued for cash at $1.60 per share	25,000	39,435	–	39,435

Exercise of options at $1.05 per share	18,000	18,900	–	18,900

Exercise of warrants at $1.25 per share	126,947	158,684	–	158,684

Net loss for the year	–	–	(261,950)	(261,950)

Balance – November 30, 2002	1,058,256	4,029,498	(4,063,509)	(34,011)

Net loss for the year	–	–	(27,840)	(27,840)

Balance – November 30, 2003	1,058,256	4,029,498	(4,091,349)	(61,851)

5:1 rollback during period (retroactively stated)		–	–	–

Units issued for cash at $0.05 per unit	5,000,000	250,000	–	250,000

Net loss for the year	–	–	(49,597)	(49,597)

Balance – November 30, 2004	6,058,256	4,279,498	(4,140,946)	138,552

Net loss for the year	–	–	(71,186)	(71,186)

Balance – November 30, 2005	6,058,256	4,279,498	(4,212,132)	67,366

The accompanying notes are an integral part of these financial statements

1.	NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated on June 22, 1983 and is currently in the business of seeking and identifying suitable business opportunities or business combinations in Canada. The Company's common shares are listed on the OTC Bulletin Board under the trading symbol "BVLTF". The Company is a development stage company and accordingly, the statement of operations and cash flows include a total of all expenditures and other income and expenses since inception, June 22, 1983 to November 30, 2005.

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year. Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. At November 30, 2005 the Company had not yet achieved profitable operations, has accumulated losses of $4,212,132 since its inception and expects to incur further losses in the development of its business, all of which casts substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

The operations of the Company have primarily been funded by the issuance of capital stock. Continued operations of the Company are dependent on the Company's ability to complete equity financings or generate profitable operations in the future. Management's plan in this regard is to secure additional funds through future equity financings. Such financings may not be available or may not be available on reasonable terms.

2.	SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada and are stated in Canadian dollars. Excepted as disclosed in Note 6, these financial statements conform in all material respects with GAAP in the United States of America. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement. Actual results may differ from these estimates.

The financial statements have, in management’s opinion, been properly prepared within the framework of the significant accounting policies summarized below:

Cash and Cash Equivalents

The Company considers all highly liquid instruments with maturity of three months or less at the time of issuance to be cash equivalents. At November 30, 2005 and 2004, cash consisted of cash held at banks.

Foreign Currency Translation

Monetary items denominated in foreign currencies are translated into Canadian dollars at exchange rates prevailing at the balance sheet date and non-monetary items are translated at exchange rates prevailing when the assets were acquired or obligations incurred. Foreign currency denominated revenue and expense items are translated at exchange rates prevailing at the transaction date. Gains and losses arising from the translations are included in operations.

Income Taxes

Income taxes are accounted for under the asset and liability method. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes only if it is more likely than not that they can be realized.

Development Stage Company

The Company complies with SFAS No. 7 and The Securities and Exchange Commission Exchange Act Guide 7 for its characterization of the Company as development stage.

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Stock – Based Compensation

Effective for the fiscal years beginning on or after January 1, 2002, public companies were required to adopt the recommendation of the Canadian Institute of Chartered Accountants regarding accounting for Canadian Stock-based Compensation. That recommendation required that compensation costs attributable to stock options granted to employees, contractors, directors and officers be accounted for at fair value at the grant date and recorded to stock based compensation expense over the vesting period of the related option with a corresponding increase to contributed surplus. However, the standard permitted the Company to continue its policy of not recording compensation cost on the grant of stock options to employees with the addition of pro forma information. Effective for the years beginning on or after January 1, 2004, pro forma disclosure only will no longer be permitted and the fair value of all stock options granted must be accounted for. The Company had voluntarily adopted this new policy for its year ended November 30, 2004. This application was applied prospectively.

There has been no effect on the financial statements as a result of this change in accounting policy as the Company has not granted any share purchase options subsequent to January 1, 2002.

Basic and Diluted Net Loss Per Share

Basic loss per share is computed by dividing net loss for the year by the weighted average number of common shares outstanding during the year. Diluted loss per share reflects the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The treasury stock method and the effect of convertible securities by the “if-converted” method. Fully diluted amounts are not presented when the effect of the computations are anti-dilutive due the losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

Financial Instruments

The carrying value of the Company’s financial instruments, consisting of cash and accounts payable and accrued liabilities, approximate their fair values due to the short-term maturity of such instruments. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

The accompanying notes are an integral part of these financial statements

3.	RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties, which are in the normal course of operations and are measured at the exchange amount.

a)	The Company paid or accrued $6,000 (2004 - $3,000; 2003 - $Nil) for office rent to a company with a common director, which is included in office and miscellaneous expenses.

The Company incurred $Nil (2004 - $Nil; 2003 - $3,000) for office rent to a company of which a former director of the Company is the president, which is included in office and miscellaneous expenses.

b)

The Company incurred $Nil (2004 - $Nil; 2003 - $4,778) in administration and accounting fees to a company of which a director of the Company is president, which is included in office and miscellaneous expenses and professional fees.

c)

During the year ended November 30, 2004, the Company issued 2,400,000 units at $0.05 per unit, consisting of one share of common stock and one purchase warrant, to the President of the Company pursuant to a private placement.

These transactions are in the normal course of operations and are measured at the exchange amount.

4.	CAPITAL STOCK

The following capital transactions occurred during the year ended November 30, 2005, 2004 and 2003:

a)

The Company declared a five-for-one reverse stock split, pursuant to a directors’ resolution dated March 16, 2004. The Company has retroactively restated the number of shares outstanding in prior years to account for the reverse stock split. The weighted average number of shares outstanding for the year ended November 30, 2003, has been retroactively restated for the purposes of calculating basic and fully diluted loss per share.

b)

On June 19, 2004, the Company completed a private placement offering consisting of 5,000,000 units at a price of $0.05 per unit to net the Company proceeds of $250,000. Each unit consisted of one common share and one share purchase warrant. Each warrant is exercisable on or before June 18, 2007 into one common share at a price of $0.10 per share.

Common Shares

The common shares of the Company are all of the same class, are voting and entitle stockholders to receive dividends. Upon liquidation or wind-up, stockholders are entitled to participate equally with respect to any distribution of net assets or any dividends which may be declared.

Stock-Based Compensation

The Company, from time to time, allows officers, key employees and non-employee directors to be granted options to purchase shares of the Company’s authorized but unissued common stock. Options currently expire no later than 10 years from the grant date and generally vest on the date of grant. These options are granted with an exercise price equal to the market price of the Company’s common stock on the date of the grant.

The accompanying notes are an integral part of these financial statements

4.	CAPITAL STOCK (continued)

The following is a summary of the activity of the stock option plan during the fiscal years ending 2005, 2004, and 2003:

	November 30, 2005		November 30, 2004		November 30, 2003
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price

Balance, beginning of year	–	–	50,000	$ 0.23	50,000	$ 0.23
Granted	–	–	–	–	–	–
Exercised	–	–	–	–	–	–
Forfeited / Cancelled	–	–	(50,000)	$ 0.23	–	–

Balance, end of year	–	–	–	–	50,000	$ 0.23

Warrants

During the year ended November 30, 2004, 125,000 warrants exercisable at US $0.25 per share expired unexercised.

During the year ended November 30, 2004, the Company issued 250,000 warrants pursuant to a private placement. Each warrant is exercisable on or before June 18, 2007 into one common share at a price of $0.10 per share.

At November 30, 2005 the Company had 5,000,000 warrants outstanding, which are exercisable on or before June 18, 2007 into one common share at a price of $0.10 per share.

5.	INCOME TAXES

As at November 30, 2005, the Company has accumulated Canadian exploration costs totaling $916,000, non-capital losses totaling $485,571 and capital losses totaling $734,000, which may be carried forward to apply against future years income for Canadian income tax purposes. Potential benefits of these losses and exploration costs have not been recognized in these financial statements because the Company cannot be assured it is more likely than not it will utilize in future years. The non-capital losses expire as follows:

2007	$97,882
2008	72,024
2009	98,432
2010	68,646
2011	27,840
2014	49,574
2015	71,173

$485,571

The accompanying notes are an integral part of these financial statements

5.	INCOME TAXES (continued)

A reconciliation of income taxes at statutory tax rates with reported taxes are as indicated below:

	2005 $	2004 $	2003 $

Losses before income taxes	71,173	49,574	27,840

Expected income tax recovery at statutory tax rates of 35.62% (2004 – 37.62%; 2003 – 37.62%)	25,356	18,658	10,473

Unrecognized benefit of non-capital losses	(25,356)	(18,658)	(10,473)

Unrecognized benefit of capital losses	–	–	–

	–	–	–

For income tax purposes, the Company reports certain transactions in different periods than reported for financial statement purposes. The Company has incurred operating losses since its inception and, therefore, no tax liabilities have been incurred for the years presented.

Details of future tax assets are as follows:

	2005 $	2004 $	2003 $

Future tax assets:

Non-capital loss carryforwards	172,960	195,804	233,200

Exploration expenses	326,279	344,519	344,519

Capital loss carryforwards	130,725	138,013	138,013

	629,964	678,336	715,732

Valuation allowance	(629,964)	(678,336)	(715,732)

	–	–	–

6.	UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). There are no material differences between Canadian GAAP and United States GAAP on the balance sheets and statements of operations and cash flows presented.

Management does not believe that any recently issued, but not yet effective accounting standard if currently adopted could have a material effect on the accompanying financial statements.

The accompanying notes are an integral part of these financial statements

BRADNER VENTURES LTD.

FORM 51-102F1

Management’s Discussion and Analysis as of March 1, 2006

The following discussion and analysis of our financial condition and results of operations for the fiscal year ended November 30, 2005 and the three-month period ended November 30, 2005 should be read in conjunction with our financial statements and related notes included in this 2005 annual report. Our financial statements included in this annual report were prepared in accordance with generally accepted accounting principles in Canada.

Information contained herein includes estimates and assumptions which management is required to make concerning future events, and may constitute forward-looking statements under applicable securities laws. Forward-looking statements include plans, expectations, estimates, forecasts and other comments that are not statements of fact. In some cases, you can identify forward-looking statements by terminology such as “may”, “will”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

Although we believe that the expectations reflected in these forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by applicable law, we do not intend to update any of these forward-looking statements to conform these statements to actual results.

The amounts included in the following discussion are expressed in Canadian dollars.

Description of Business

We are a company seeking a suitable business opportunity or business combination. Our plan of operation is to acquire a prospective business opportunity or to enter into a business combination with an entity who has a suitable pre-existing business. We have not entered into any definitive agreements in furtherance of our plan of operation during the year ended November 30, 2005, and we can provide no assurance that we will locate or acquire a suitable business opportunity. We anticipate that any acquisition or business combination that our company elects to enter into will require additional financing. There can be no assurance, however, that we will be able to obtain the financing necessary to enable us to pursue our plan of operation.

At present, we are not able to fund our ongoing cash requirements through our current operations. Historically, we have been able to raise a limited amount of capital through private placements of our equity stock, but we are uncertain about our continued ability to raise funds privately. Further, we believe that our company may have difficulties raising capital until we locate a prospective business opportunity. If we are unable to secure adequate capital to continue our efforts to finalize an acquisition or business combination, our shareholders may lose some or all of their investment and our business may fail.

Selected Annual Financial Information

Fiscal Year Ended November 30, 2005 Compared to the Fiscal Years Ended November 30, 2004 and 2003

The following table provides selected financial information of our company for the fiscal years ended November 30, 2005, 2004 and 2003:

		For the Fiscal Year Ended November 30
		2005		2004		2003
		(Audited)

Revenue	$	Nil	$	Nil	$	Nil

Net loss		(71,186)		(49,597)		(27,840)

Net loss per share (basic and fully diluted)	(0.01)	(0.02)	(0.03)

	As at November 30
	2005	2004	2003
		(Audited)

Total assets	$80,120	$145,773	$314

Total Liabilities	12,754	7,221	62,165

Shareholders’ equity (deficiency)	67,366	138,552	(61,851)

Results of Operations

Our company did not generate any revenues during fiscal 2005 or 2004. Our company continues to seek out a suitable business opportunity or business combination. Our management does not believe that we will be able to generate revenues until our company locates, acquires and develops a suitable business or until our company enters into a business combination with an entity that has a suitable pre-existing business.

If our company identifies a suitable business opportunity, we intend to conduct appropriate due diligence in order to evaluate the business and determine whether it is more advantageous to acquire the business or to enter into a business combination to share in the ownership of the business. In selecting a suitable business, our management intends to focus on management experience and the potential for future profits. Management currently believes that the greatest opportunity lies in resource based companies. Nevertheless, this will not preclude our company from considering other businesses or industries.

Expenses were $71,173 for the fiscal year ended November 30, 2005, compared to $49,574 for fiscal 2004 and $27,824 for fiscal 2003. Expenses incurred in the fiscal year ended November 30, 2005 and in the quarter ended November 30, 2005 were primarily those required to maintain our continuous disclosure requirements as a public company while we seek to identify a suitable business opportunity or business combination.

Total cash outflow for the year ended November 30, 2005 was $67,096 compared to a cash outflow of $145,150 for the year ended November 30, 2004 and a cash outflow of $2,457 for the year ended November 30, 2003. The decrease in cash outflow of our 2005 fiscal year end as compared to our 2004 fiscal year end was due to lower operating expenses and a decrease in the amount due to related parties. The increase in cash flow from our 2004 fiscal year to our fiscal 2003 fiscal year was due to a private placement financing. In June, 2004, we completed a private placement of 5,000,000 units at a price of $0.05 per unit for aggregate gross proceeds of $250,000. Each unit consisted of one common share and one share purchase warrant with each warrant entitling the holder to purchase one additional common share at a price of $0.10 per common share until June 18, 2007.

Net loss was $71,186 or $(0.01) per share for the fiscal year ended November 30, 2005, compared to a net loss of $49,597 or $(0.02) per share in the same period in 2004 and $27,840 or $(0.03) per share in the same period in 2003. The increase in the net loss of fiscal 2005 as compared to fiscal 2004 was due to an increase in professional and regulatory fees. The increase in the net loss of fiscal 2004 as compared to fiscal 2003 was due to an increase in professional and regulatory fees.

Summary of Quarterly Results

Quarterly Results of the Fiscal Year Ended November 30, 2005

		2005

		November 30		August 31		May 31		February 29
		(Unaudited)
Revenues	$	Nil	$	Nil	$	Nil	$	Nil

Net loss		(14,334)		(7,483)		(44,987)		(4,382)

Basic and Diluted earnings (loss) per share	(0.00)	(0.00)	(0.01)	(0.01)

Quarterly Results of the Fiscal Year Ended November 30, 2004

		2004

		November 30		August 31		May 31		February 29
		(Unaudited)
Revenues	$	Nil	$	Nil	$	Nil	$	Nil

Net loss		(11,867)		(15,062)		(14,032)		(8,636)

Basic and Diluted earnings (loss) per share		(0.00)		(0.01)		(0.01)		(0.00)

Liquidity

We have cash and cash equivalents of $78,276 as at November 30, 2005, compared to $145,372 and $222 as at November 30, 2004 and 2003, respectively. During the year ended November 30, 2005, we spent $67,096 on operations and had no cash inflows from financing activities, thereby decreasing our cash position from $145,372 at November 30, 2004 to $78,276 at November 30, 2005. Our company’s normal operating expenses for the fiscal year ended November 30, 2005 of $71,173 included professional fees (accounting, administration and legal) of $53,741, transfer agent and regulatory fees of $5,553 and office and miscellaneous fees of $8,557.

During the year ended November 30, 2004, we spent $104,850 on operations and had cash inflows of $250,000 from financing activities, thereby increasing our cash position from $222 at November 30, 2003 to $145,372 at November 30, 2004. Our company’s normal operating expenses for the fiscal year ended November 30, 2004 of $49,574 included professional fees (accounting, administration and legal) of $31,801, transfer agent and regulatory fees of $10,245 and office and miscellaneous fees of $4,224.

We are currently seeking a business opportunity or business combination. If our company is successful in locating such a business and ultimately seeks to acquire or combine with the business, our company will incur expenses as part of the due diligence and transactional process. If an acquisition or business combination agreement is concluded in fiscal 2006, we anticipate that significant professional, filing and due diligence costs will be incurred by our company and, as a result, we will be forced to seek additional financing to fund the acquisition or business combination.

Our current plan of operation is to acquire a prospective business opportunity. We did not enter into any definitive agreements during fiscal 2005 in regards to the acquisition of a suitable business opportunity. Our company has limited financing upon which to continue our operations, and we anticipate that any acquisition that our company may ultimately seek to enter into will require additional financing. We presently do not have any arrangements in place for the financing of our continued operations or the costs associated with locating, acquiring and developing a prospective business opportunity.

Even if we are able to acquire a business opportunity or an interest in a business opportunity, there is no assurance that any revenues will be generated by us or that revenues generated would be sufficient to provide a return to investors.

Operating Activities

Operating activities used cash of $67,096 for the year ended November 30, 2005 compared to $104,850 for the year ended November 30, 2004.

Investing Activities

Investing activities provided cash of $Nil for the year ended November 30, 2005, compared to $Nil for the year ended November 30, 2004.

Financing Activities

Financing activities provided cash of $Nil for the year ended November 30, 2005, compared to $250,000 for the year ended November 30, 2005.

Capital Resources

We anticipate that we will incur approximately $50,000 for operating expenses over the next twelve months, exclusive of any acquisition or development costs. These expenses include professional legal and accounting expenses associated with our company being a reporting issuer in the United States under the Securities Exchange Act of 1934 and a reporting issuer in British Columbia.

This estimate may increase if we are required to carry out due diligence investigations in regards to any prospective business opportunity or if the costs of negotiating acquisition agreements are greater than anticipated. We have cash in the amount of $78,267 and a working capital surplus in the amount of $67,366 as of November 30, 2005. This amount will enable our company to carry out our plan of operation for the next twelve months.

We are currently seeking a business opportunity or business combination. If our company is successful in locating such a business and ultimately seeks to acquire or combine with the business, our company will incur expenses as part of the due diligence and transactional process. If an acquisition or business combination agreement is concluded in fiscal 2006, we anticipate that significant professional, filing and due diligence costs will be incurred by our company and, as a result, we will be forced to seek additional financing to fund the acquisition or business combination.

Our current plan of operation is to acquire a prospective business opportunity. We did not enter into any definitive agreements during the year ended November 30, 2005 in regards to the acquisition of a suitable business opportunity. Our company has limited financing upon which to continue our operations, and we anticipate that any acquisition that our company may ultimately seek to enter into will require additional financing. We presently do not have any arrangements in place for the financing of our continued operations or the costs associated with locating, acquiring and developing a prospective business opportunity. It is not possible to estimate such funding requirements until our company enters into a definitive agreement to either acquire a business or to enter into a business combination and participate in the business.

Even if we are able to acquire a business opportunity or an interest in a business opportunity, there is no assurance that any revenues will be generated by us or that revenues generated would be sufficient to provide a return to investors.

Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Transactions with Related Parties

During the fiscal years ended November 30, 2005 and 2004, our company entered into the following related party transactions:

1.

Our company paid or accrued $6,000 for office rent to a company with a common director, which is included in office and miscellaneous expenses. In fiscal 2004 and 2003, our company paid $3,000 and $Nil respectively for such expenses.

2.

Our company incurred $Nil for office rent to a company of which a former director of our company is the President, which is included in office and miscellaneous expenses. In fiscal 2004 and 2003, our company paid $Nil and $3,000 respectively for such expenses.

3.

Our company incurred $Nil in administration and accounting fees to a company of which a director of our company is President, which is included in office and miscellaneous expenses and professional fees. In fiscal 2004 and 2003, our company paid $Nil and $4,778 respectively for such expenses.

4.

During the year ended November 30, 2004, our company issued 2,400,000 units, consisting of one share of common stock and one share purchase warrant to our President, Mr. Coglon, pursuant to a private placement.

These transactions were in the normal course of operations and were measured at the exchange amount.

Fourth Quarter

During the fourth quarter ended November 30, 2005, our company pursued prospective business opportunities. Our management, however, was unsuccessful in locating such an opportunity during this time. During this process, our company incurred normal operating expenses of $14,332. These expenses consisted of $12,136 for professional fees (accounting, administration and legal), transfer agent and regulatory fees of $614 and office and miscellaneous fees of $1,500.

Application of Critical Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.

Our management routinely makes judgments and estimates about the effects of matters that are inherently uncertain. As the number of variables and assumptions affecting the probable future resolution of the uncertainties increase, these judgments become even more subjective and complex. We have identified certain accounting policies, described below, that are the most important to the portrayal of our current financial condition and results of operations.

Cash and Cash Equivalents

Our company considers all highly liquid instruments with maturity of three months or less at the time of issuance to be cash equivalents. At November 30, 2005 and 2004, cash consisted of cash held at banks.

Foreign Currency Translation

Monetary items denominated in foreign currencies are translated into Canadian dollars at exchange rates prevailing at the balance sheet date and non-monetary items are translated at exchange rates prevailing when the assets were acquired or obligations incurred. Foreign currency denominated revenue and expense items are translated at exchange rates prevailing at the transaction date. Gains or losses arising from the translations are included in operations.

Income Taxes

Income taxes are accounted for under the asset and liability method. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes only if it is more likely than not that they can be realized.

Stock-Based Compensation

Effective January 1, 2002, our company accounted for all stock-based payments to non-employees, and employee awards that were direct awards of stock, called for settlement in cash or other assets, or were stock appreciation rights that called for settlement by the issuance of equity instruments, using the fair value based method. No compensation cost was recorded for all other stock-based employee compensation awards. Consideration paid by employees on the exercise of stock options was credited to share capital. Our company presented in the notes to our financial statements the pro forma effect of accounting for these awards under the fair value based method.

Under the fair value based method, stock-based payments to non-employees were measured at the fair value of the equity instruments issued, or liability incurred. The fair value of stock-based payments to non-employees is recognized over the vesting period and in the same manner as if our company had paid cash instead of paying with or using equity instruments. The cost of stock-based payments to non-employees that are fully vested and non-forfeitable at the grant date is measured and recognized at that date.

Under the fair value based method, compensation cost attributable to awards to employees that are direct awards of stock appreciation rights that call for settlement by the issuance of equity instruments, is measured at fair value at the grant date and recognized over the vesting period. Compensation cost attributable to awards to employees that call for settlement in cash or other assets is measured at intrinsic value and recognized over the vesting period. Changes in intrinsic value between the grant date and the measurement date result in a change in the measure of compensation cost. For awards that vest at the end of the vesting period, compensation cost is recognized on a straight-line basis; for awards that vest on a graded basis, compensation cost is recognized on a pro-rata basis over the vesting period.

Effective for fiscal years beginning on or after January 2002, public companies were required to adopt the recommendation of the Canadian Institute of Chartered Accountants regarding accounting for Canadian stock-based Compensation. That recommendation required that all stock-based payments to non-employees and direct awards of stock to employees be accounted for using a fair value based method of accounting. However, the standard permitted our company to continue its policy of not recording compensation cost on the grant of stock options to employees with the addition of pro forma information. Effective for the years beginning on or after January 1, 2004, pro forma disclosure only will no longer be permitted and the fair value of all stock options granted must be accounted for. Our company had voluntarily adopted this new policy for its year ended November 30, 2004. This application was applied prospectively.

There has been no effect on the financial statements as a result of this change in accounting policy as our company has not granted any share purchase options subsequent to January 1, 2002.

Basic and Diluted Loss per Share

Basic loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted loss per share reflects the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the “if converted” method. Fully diluted amounts are not presented when the effect of the computations are anti-dilutive due to the losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

Financial Instruments

The carrying value of our company’s financial instruments, consisting of cash, accounts payable and accrued liabilities and due to related parties approximate their fair value due to the short-term maturity of such instruments. Unless otherwise noted, it is management’s opinion that our company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Outstanding Securities

The authorized capital of our company consists of 100,000,000 common shares, divided into 75,000,000 common shares without par value and 25,000,000 preference shares without par value. As of March 1, 2006, there were 6,058,259 common shares issued and outstanding and no preference shares issued and outstanding in the capital of our company.

As of March 1, 2006, our company has 5,000,000 warrants outstanding that are convertible into 5,000,000 common shares of our capital stock at an exercise price of $0.10. The warrants will expire on June 18, 2007.

Additional Information

Additional information relating to our company, including our company’s Annual Information Form, is available for viewing on the SEDAR website at www.sedar.com.

FORM 52-109F1 Certification of Annual Filings

I, Richard Coglon, President of Bradner Ventures Ltd., certify that:

1.             I have reviewed annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings) of Bradner Ventures Ltd. (the issuer) for the period ending November 30, 2005.

2.            Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings.

3.            Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

4.             The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

(a)           Designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

(b)           Evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: March 31, 2006

/s/ Richard Coglon

Richard Coglon

President

FORM 52-109F1 Certification of Annual Filings

I, Randy Buchamer, Chief Financial Officer of Bradner Ventures Ltd., certify that:

1.             I have reviewed annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings) of Bradner Ventures Ltd. (the issuer) for the period ending November 30, 2005.

2.            Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings.

3.            Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

4.             The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

(a)           Designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

(b)           Evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: March 31, 2006

/s/ Randy Buchamer

Randy Buchamer

Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRADNER VENTURES LTD.

/s/ Richard Coglon

Richard Coglon

President

Date: April 24, 2006